Exhibit 21.1

Subsidiaries of Ultragenyx Pharmaceutical Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Ultragenyx UK Ltd	United Kingdom
Ultragenyx International Ltd.	Cayman Islands
Ultragenyx International UX001 Ltd.	Cayman Islands
Ultragenyx International UX003 Ltd.	Cayman Islands
Ultragenyx International UX007 Ltd.	Cayman Islands
Ultragenyx International UX023 Ltd.	Cayman Islands